UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on manifestation of the People Committee

—

Rio de Janeiro, March 16, 2021 - Petróleo Brasileiro S.A. - Petrobras, following up on the press release disclosed on March 15, 2021, informs that the People Committee of the company's Board of Directors met on this date to analyze the appointment of Mr. Joaquim Silva e Luna for the positions of Member of the Board of Directors and CEO of Petrobras.

It was recognized by the Committee, functioning as the Eligibility Committee provided for in Article 21 of Decree No. 8,945/16, the fulfillment of the requirements provided for in Law No. 13,303/16, Decree No. 8,945/16 and in the Petrobras Senior Management Nomination Policy, as well as the non-existence of prohibitions, for Mr. Joaquim Silva e Luna to be elected as a Member of the Board of Directors at the Extraordinary General Meeting on April 12, 2021 and subsequently as the company´s CEO by the Board of Directors, allowing the shareholders and the Board of Directors to assess the fulfillment of subjective requirements in addition to those provided for in the legislation.

The details of the Committee's manifestation can be found in the full minutes of the meeting, which will be available for consultation by the shareholders in 7 (seven) working days on the Petrobras Investor Relations website.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer